Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

Dear SMSC Employees,

Let me be the first to share with you some exciting news regarding the future of SMSC. Today we publicly announced the signing of a definitive agreement to acquire Conexant Systems, Inc., headquartered in Southern California.

This move represents a major step in the goal to grow our Company into a larger and stronger force in the semiconductor industry.  It gives SMSC a broader base of products that serve a highly complementary customer base. More importantly, it provides opportunities to further build on our 40 years of innovation and success through the creativity, dedication and hard work of our employees.

I will continue as president and CEO of SMSC, Kris Sennesael will continue as our CFO and our headquarters will remain in New York.  Sailesh Chittipeddi, currently President & Chief Operating Officer at Conexant, will join SMSC upon close of the acquisition as Executive Vice President, reporting to me.  Mr. Chittipeddi’s responsibilities will include oversight of all product line marketing and engineering functions for SMSC.

Conexant is a fabless semiconductor company headquartered in Newport Beach, CA, with a global presence.  Conexant’s portfolio includes products for imaging, audio, embedded modem, and video surveillance applications.

Some of the benefits of the acquisition are:
•	Acquiring Conexant is expected to create a stronger analog/mixed-signal R&D team with over 900 engineers globally.
•
The combination of Conexant’s audio, video, connectivity and imaging products with SMSC’s broad connectivity offerings targeting the computing, consumer, industrial and automotive markets provides for a highly complementary merger of talent and technology.

•
There is virtually no product and service overlap between the two companies so the combination is expected to result in an expanded offering that creates a more powerful portfolio of products that helps SMSC differentiate in the market.

•	Together, the combined company would have trailing twelve month revenue of approximately $632 million.

About the agreement:
•
The transaction is expected to close in the first half of calendar 2011 subject to the satisfaction of regulatory requirements, approval by Conexant shareholders and other customary closing conditions.

•	Under the terms of the deal Conexant’s investors will receive a combination of cash and shares of SMSC common stock.
•	We will operate as separate companies until the agreement has closed.

There is a lot of work to be done to make this acquisition achieve its potential. It will take the combined effort of our entire team to realize our vision for the new SMSC. Our goal will be to combine “THE BEST” of both companies to create a more powerful force in the industry.  We will continue to keep you included and informed about our plans going forward.  Thank you for your dedication and support.

Onward into the future!

Chris

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.